UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Eagle Materials, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

26969P108

(CUSIP Number)

Eileen Flink

Ash Grove Cement Company

11011 Cody

Overland Park, Kansas 66210

913-319-6005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26969P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of Person ASH GROVE CEMENT COMPANY 44-0539214

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,194,298

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,194,298

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 26969P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of Person ROBERT SUNDERLAND

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,194,298 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,194,298 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,198

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

(1)  2,194,298 shares are owned directly by Ash Grove Cement Company (“Ash Grove”).  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the “Sunderland Family Trusts”).  Robert Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, Robert Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  Robert Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.

CUSIP No. 26969P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of Person JAMES P. SUNDERLAND

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,194,298 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,194,298 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

(1)  2,194,298 shares are owned directly by Ash Grove Cement Company (“Ash Grove”).  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the “Sunderland Family Trusts”).  James P. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, James P. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  James P. Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.

CUSIP No. 26969P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of Person CHARLES T. SUNDERLAND

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,194,298 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,194,298 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

(1)  2,194,298 shares are owned directly by Ash Grove Cement Company (“Ash Grove”).  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the “Sunderland Family Trusts”).  Charles T. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, Charles T. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  Charles T. Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.

CUSIP No. 26969P108

1.	Names of Reporting Persons I.R.S. Identification Nos. of Person KENTON W. SUNDERLAND

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,194,298 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,194,298 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,194,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) IN

(1)  2,194,298 shares are owned directly by Ash Grove Cement Company (“Ash Grove”).  Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the “Sunderland Family Trusts”).  Kenton W. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, Kenton W. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by Ash Grove.  Kenton W. Sunderland disclaims beneficial ownership of the reported securities held by Ash Grove.

CUSIP No. 26969P108

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Eagle Materials Inc. (“Eagle”).  The principal executive offices of Eagle are located at 3811 Turtle Creek Blvd. Suite 1100, Dallas, Texas 75219.

Item 2.	Identity and Background.

This Statement is being filed jointly on behalf of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

•      Ash Grove Cement Company, a Delaware corporation (“Ash Grove”)

•      Robert Sunderland, a citizen of the United States

•      James P. Sunderland, a citizen of the United States

•      Charles T. Sunderland, a citizen of the United States

•      Kenton W. Sunderland, a citizen of the United States

Ash Grove is a private company controlled by various family trusts and partnerships for the benefit of Paul Sunderland and his descendants (collectively, the “Sunderland Family Trusts”).  Each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland is a beneficiary of certain Sunderland Family Trusts and a trustee of certain Sunderland Family Trusts.  By reason of these relationships, each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by Ash Grove.  Each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

The principal business of Ash Grove is the manufacturing of cement.  The address of the principal office and principal business of Ash Grove is 11011 Cody, Overland Park, Kansas 66210.  Set forth on Schedule I to this Statement is the name, citizenship, present principal occupation or employment and business address of each director and executive officer of Ash Grove.

Robert Sunderland is currently retired and resides in Henderson, Nevada.  James P. Sunderland is Honorary Chairman of the Board of Directors of Ash Grove and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.  Charles T. Sunderland is Chairman of the Board of Directors and Chief Executive Officer of Ash Grove and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.  Kenton W. Sunderland is Vice Chairman of the Board of Directors and Secretary of Ash Grove and his business address is c/o Ash Grove Cement Company, 11011 Cody, Overland Park, Kansas 66210.

None of the Reporting Persons nor any director or executive officer of Ash Grove, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, a result of which was to subject it to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,194,298 shares of Common Stock purchased by Ash Grove was $53,468,832.40 (including commissions).  The source of funds for the acquisition of shares of Common Stock by Ash Grove was a combination of cash on hand and working capital.

Item 4.	Purpose of Transaction.

Ash Grove made its purchases of Common Stock based on its belief that the Common Stock at current market prices represents an attractive investment opportunity.  At present Ash Grove has no plans other than to hold the Common Stock for investment purposes.

Ash Grove does not have any current plans or proposals that relate to or would result in any of the actions set forth in items (a) through (j) of Item 4 of the instructions to Schedule 13D, although Ash Grove reserves the right to develop such plans or proposals.

Depending upon overall market conditions, other investment opportunities available to Ash Grove, and the availability of Common Stock at prices that would make the purchase of additional Common Stock desirable, Ash Grove may endeavor to increase its position in Eagle through, among other things, the purchase of Common Stock or options on such Common Stock on the open market, in private transactions, through a tender offer or otherwise, on such terms and at such times as Ash Grove may deem advisable.  Subject to a number of factors, Ash Grove may also decide in the future to propose one or more representatives for election to the board of directors of Eagle or to propose other matters for consideration and approval by Eagle’s stockholders or board of directors.  Such other matters may include transactions involving a sale of assets of Eagle or a merger involving Eagle in which Ash Grove or an affiliate may be a participant and which may involve a change in control of Eagle.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned by Ash Grove herein is based upon 43,485,373  shares of Common Stock reported to be outstanding as of August 6, 2008, as reflected in the Form 10-Q filed by Eagle on August 8, 2008.

Ash Grove currently holds 2,194,298 shares of Common Stock, representing 5.0% of Eagle’s outstanding shares of Common Stock.  By reason of the relationships described above, each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Common Stock beneficially owned by Ash Grove.  Each of Robert Sunderland, James P. Sunderland, Charles T. Sunderland and Kenton W. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

I.                                 Ash Grove

(a)                          Ash Grove currently beneficially holds 2,194,298 shares of Common Stock, representing 5.0% of Eagle’s outstanding shares of Common Stock.

(b)                         Number of shares of Common Stock over which Ash Grove has

(i)                     sole power to vote or direct the vote:  2,194,298

(ii)                  shared power to vote or direct the vote:  0

(iii)               sole power to dispose or direct the disposition of:  2,194,298

(iv)              shared power to dispose or direct the disposition of:  0

(c)                          Please refer to Schedule II for a list of transactions effected by Ash Grove involving the Common Stock (or any other Eagle securities) during the past sixty days.  Each transaction listed on Schedule II was an open market purchase by Ash Grove.

(d)                         Not applicable.

(e)                          Not applicable.

II.                             Robert Sunderland

(a)                          Robert Sunderland currently beneficially holds 2,194,298 shares of Common Stock, representing 5.0% of Eagle’s outstanding shares of Common Stock.  Robert Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)                         Number of shares of Common Stock over which Robert Sunderland has

(i)                     sole power to vote or direct the vote:  0

(ii)                  shared power to vote or direct the vote:  2,194,298

(iii)               sole power to dispose or direct the disposition of:  0

(iv)              shared power to dispose or direct the disposition of:  2,194,298

(c)                          This Reporting Person has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)                         Not applicable.

(e)                          Not applicable.

III.                         James P Sunderland

(a)                          James P Sunderland currently beneficially holds 2,194,298 shares of Common Stock, representing 5.0% of Eagle’s outstanding shares of Common Stock.  James P. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)                         Number of shares of Common Stock over which James P Sunderland has

(i)       sole power to vote or direct the vote:  0

(ii)      shared power to vote or direct the vote:  2,194,298

(iii)     sole power to dispose or direct the disposition of:  0

(iv)     shared power to dispose or direct the disposition of:  2,194,298

(c)                          This Reporting Person has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)                         Not applicable.

(e)                          Not applicable.

IV.                         Charles T. Sunderland

(a)                          Charles T. Sunderland currently beneficially holds 2,194,298 shares of Common Stock, representing 5.0% of Eagle’s outstanding shares of Common Stock.  Charles T. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)                         Number of shares of Common Stock over which Charles T. Sunderland has

(i)                     sole power to vote or direct the vote:  0

(ii)                  shared power to vote or direct the vote:  2,194,298

(iii)               sole power to dispose or direct the disposition of:  0

(iv)              shared power to dispose or direct the disposition of:  2,194,298

(c)                          This Reporting Person has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)                         Not applicable.

(e)                          Not applicable.

V.                             Kenton W. Sunderland

(a)                          Kenton W. Sunderland currently beneficially holds 2,194,298 shares of Common Stock, representing 5.0% of Eagle’s outstanding shares of Common Stock.  Kenton W. Sunderland disclaims beneficial ownership of the Common Stock held by Ash Grove.

(b)                         Number of shares of Common Stock over which Kenton W. Sunderland has

(i)                     sole power to vote or direct the vote:  0

(ii)                  shared power to vote or direct the vote:  2,194,298

(iii)               sole power to dispose or direct the disposition of:  0

(iv)              shared power to dispose or direct the disposition of:  2,194,298

(c)                          This Reporting Person has not effected any transactions involving the Common Stock (or any other Eagle securities) during the past sixty days.

(d)                         Not applicable.

(e)                          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of Eagle.

Item 7.	Exhibits.
(a) Joint filing agreement dated August 19, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2008

ASH GROVE CEMENT COMPANY

By:	/s/ CHARLES T. SUNDERLAND
Name: Charles T. Sunderland
Title: Chairman of the Board

/s/ ROBERT SUNDERLAND
Robert Sunderland

/s/ JAMES P. SUNDERLAND
James P. Sunderland

/s/ CHARTLES T. SUNDERLAND
Charles T. Sunderland

/s/ KENTON W. SUNDERLAND
Kenton W. Sunderland

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of Eagle Materials Inc., and further agrees that this Joint Filing Agreement be included as an exhibit to such filings; provided, that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned has duly executed this Joint Filing Agreement as of this 19th day of August, 2008.

ASH GROVE CEMENT COMPANY

By:	/s/ CHARLES T. SUNDERLAND
Name: Charles T. Sunderland
Title: Chairman of the Board

/s/ ROBERT SUNDERLAND
Robert Sunderland

/s/ JAMES P. SUNDERLAND
James P. Sunderland

/s/ CHARLES T. SUNDERLAND
Charles T. Sunderland

/s/ KENTON W. SUNDERLAND
Kenton W. Sunderland

Schedule I

Name and Business Address	Business Information	Citizenship
Charles T. Sunderland 11011 Cody Overland Park, KS 66210	Director, Chairman of the Board and Chief Executive Officer	U.S.A.
James P. Sunderland 11011 Cody Overland Park, KS 66210	Director and Honorary Chairman of the Board	U.S.A.
Kenton W. Sunderland 11011 Cody Overland Park, KS 66210	Director, Vice Chairman of the Board and Secretary	U.S.A.
Charles V. Larson 11011 Cody Overland Park, KS 66210	Director	U.S.A.
F. Lynn Markel 11011 Cody Overland Park, KS 66210	Director	U.S.A.
John Webster 11011 Cody Overland Park, KS 66210	Director	U.S.A.
George M. Wells 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Director and Vice Chairman — Strategic Relationships	U.S.A.
Charles T. Wiedenhoft 11011 Cody Overland Park, KS 66210	Director, President and Chief Operating Officer	U.S.A.
John F. Woodfill 11011 Cody Overland Park, KS 66210	Director, Vice President — Finance and Treasurer	U.S.A.
Eileen Flink 11011 Cody Overland Park, KS 66210	Vice President and General Counsel	U.S.A.
Francis L. Streitman 11011 Cody Overland Park, KS 66210	Vice President — Manufacturing Services and Environmental Affairs	U.S.A.
Edwin S. Pierce 11011 Cody Overland Park, KS 66210	Vice President — Manufacturing, Midwest Division	U.S.A.
Michael J. Hrizuk 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Vice President — Manufacturing, Western Division	U.S.A.
Dewey C. Fore 11011 Cody Overland Park, KS 66210	Vice President — Sales, Midwest Division	U.S.A.
David H. Baker 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Vice President — Sales, Western Division	U.S.A.

Name and Business Address	Business Information	Citizenship
James M. Gatens 363 N. Sam Houston Parkway E. Suite 1100 Houston, TX 77060	Vice President — Sales, Texas Division	U.S.A.
David W. Ezell 11011 Cody Overland Park, KS 66210	Vice President — Human Resources	U.S.A.
Kenneth J. Rone, Jr. 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Vice President — Corporate Maintenance	U.S.A.
Gary L. Church 11011 Cody Overland Park, KS 66210	Asst. Secretary and Asst. General Counsel	U.S.A.
Stephen M. Ryan 11011 Cody Overland Park, KS 66210	Asst. Secretary and Asst. General Counsel	U.S.A.
Debra A. Mays 11011 Cody Overland Park, KS 66210	Corporate Controller and Asst. Treasurer	U.S.A.
Mark J. Meads 11011 Cody Overland Park, KS 66210	Asst. Treasurer	U.S.A.
Elizabeth J. Reardon 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Asst. Secretary	U.S.A.
Paul D. Livesay 5 Centerpointe Drive, Suite 350 Oswego, OR 97035	Asst. Treasurer and Controller	U.S.A.

Schedule II

	Shares	Average
Date	Purchased	Price ($)	Commissions ($)	Total ($)

07/22/08	151,700	22.9600	6,826.50	3,489,808.29
07/23/08	316,637	24.9208	14,248.67	7,905,082.06
07/24/08	420,260	24.1421	18,911.70	10,164,866.30
07/25/08	174,290	24.4698	7,843.05	4,272,688.33
07/28/08	319,400	24.0643	14,373.00	7,700,518.68
07/29/08	1,400	23.9914	63.00	33,651.00
07/30/08	86,600	24.8081	3,897.00	2,152,276.38
07/31/08	92,900	24.9050	4,180.50	2,317,853.89
08/01/08	127,200	24.5500	5,724.30	3,129,081.08
08/04/08	110,725	24.3500	4,982.63	2,701,132.61
08/05/08	75,800	24.6136	3,411.00	1,869,119.30
08/06/08	46,400	24.7112	2,088.00	1,148,685.68
08/07/08	105,886	24.4148	4,764.87	2,589,954.09
08/08/08	22,300	24.6250	1,003.50	550,137.88
08/13/08	120,200	24.7378	5,409.00	2,978,896.05
08/14/08	22,600	24.9030	1,017.00	563,824.96